UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Wireless Telecom Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

G35569105

(CUSIP Number)

Eugene McDermott, Esq.

Edwards Wildman Palmer LLP

2800 Financial Plaza

Providence, Rhode Island 02903

(401) 276-6471

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. G35569105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Investcorp S.A.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO. G35569105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SIPCO Limited
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO. G35569105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Investcorp Technology Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Introductory Note

This Schedule 13D/A (the “Amendment”) amends the Schedule 13D originally filed by the reporting person on July 11, 2005, as amended on March 6, 2013 (the “Schedule 13D”). Except as supplemented by this Amendment, there is no change to the Schedule 13D as previously amended.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

i. Investcorp S.A., a Cayman Islands corporation (“Investcorp”);

ii. SIPCO Limited, a Cayman Islands corporation (“SIPCO”); and

iii. Investcorp Technology Ventures, L.P., a Cayman Islands limited partnership (“Investcorp Technology Ventures”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, filed with the SEC on July 11, 2005. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The officers, directors and general partners of the Reporting Persons and their principal occupations, business addresses and citizenship are set forth on Schedule A and are incorporated by reference in this Item 2.

(b) The principal business address of each Reporting Person is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands, BWI.

(c) The principal business of Investcorp is acting, through its subsidiaries, as a principal and intermediary in international investment transactions. The principal business of SIPCO is serving as a passive holding company. The principal business of Investcorp Technology Ventures is investing in technology-driven companies.

(d) No Reporting Person or any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of the Cayman Islands, British West Indies.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On April 9, 2014, the Company, Investcorp, SPICO, Investcorp Technology Ventures and Investcorp International Ltd. entered into a Share Repurchase Agreement (the “Repurchase Agreement”) under which the Company repurchased a total of 4,815,110 shares of the Company’s Common Stock from the Reporting Persons at a purchase price of $2.00 per share (the “Purchase Price”). The repurchase was subject to certain closing conditions, including (a) the resignation of the two designees of the Reporting Persons, Glenn Luk and Anand Radhakrishnan (the “Reporting Person Designees”), from the Board of Directors of the Company (the “Board”), (b) the vesting of 10/12th of the restricted stock of the Company previously awarded to the Reporting Person Designees, and (c) the delivery by the Reporting Person

Designees to the Company of 180-day lock-up agreements. The Reporting Persons agreed in the Repurchase Agreement not to take certain actions regarding the Company or its securities, by themselves or through their subsidiaries or other affiliates, including (i) acquiring beneficial ownership of the Common Stock, (ii) making any tender or exchange offer, merger or other business combination involving the Company or its subsidiaries, (iii) any solicitation of proxies or consents to vote any voting securities of the Company or (iv) any action that may require the Company to make a public announcement regarding any of the foregoing.

Under the terms of the Repurchase Agreement, to the extent not previously terminated, any agreements, contracts or other obligations by and between the Reporting Persons and the Company were terminated, as such agreements relate to the Reporting Persons, including without limitation the Purchase Agreement, the Amended and Restated Loan Agreement dated March 29, 2005 and described in the Schedule 13D as originally filed, and the Shareholders’ Agreement.

Pursuant to the Repurchase Agreement, the two Reporting Person Designees resigned from serving on the Board effective as of April 9, 2014.

Simultaneously with the consummation of the transactions contemplated by the Repurchase Agreement, the Reporting Persons sold the remaining 1,657,556 shares of Common Stock beneficially owned by them to third parties identified in the Repurchase Agreement at the Purchase Price. Following these transactions, the Reporting Persons ceased to beneficially own any Common Stock of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) Collectively, the Reporting Persons have ceased to beneficially own any shares of Common Stock as of April 9, 2014.

(b) None

(c) Other than the transactions described in this Amendment, the Reporting Persons have not effected any transaction in the shares of the Company’s Common Stock in the past 60 days.

(d) Not applicable.

(e) On April 9, 2014, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Information set forth under Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to include the following exhibit:

Exhibit 10.1	Share Repurchase Agreement, dated April 9, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wireless Telecom Group, Inc. on April 11, 2014).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2014

INVESTCORP TECHNOLOGY VENTURES, L.P.

By:	ITV LIMITED, as General Partner of Investcorp Technology Fund Limited Partnership, its General Partner

By:	/s/ Ebrahim H. Ebrahim
Name:	Ebrahim H. Ebrahim
Title:	Authorized Representative

SIPCO LIMITED

By:	/s/ Michael L. Merritt
Name:	Michael L. Merritt
Title:	Director

INVESTCORP S.A.

By:	/s/ Jonathan C. Minor
Name:	Jonathan C. Minor
Title:	Director

SCHEDULE A

Directors and Officers of Investcorp S.A.

Name and Position	Principal Occupation	Business Address	Citizenship
Nemir A. Kirdar Executive Chairman, Chief Executive Officer and Director	Executive Chairman and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	Bahrain

Rishi Kapoor Chief Financial Officer and Director	Chief Financial Officer of Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	India

Jonathan C. Minor Secretary and Director	Head of Financial Management of Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	Australia

Stephanie R. Bess Assistant Secretary and Director	General Counsel and Head of Compliance of Investcorp Bank B.S.C.	Investcorp House 48 Grosvenor Street London W1K 3HW	United States of America

Paget-Brown Trust Company Ltd. Assistant Secretary	Providing corporate management services	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

Directors and Officers of SIPCO Limited

Name and Position	Principal Occupation	Business Address	Citizenship
Nemir A. Kirdar Executive Chairman, Chief Executive Officer and Director	Executive Chairman and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	Bahrain

Hussain Ibrahim Al Fardan Director	Chairman, Alfardan Group Holding Co., LLC	Investcorp House P.O. Box 5340 Manama Bahrain	Qatar

Abdul Aziz Jassim Kanoo Director	Deputy Chairman, Yusuf Bin Ahmed Kanoo Group	Investcorp House P.O. Box 5340 Manama Bahrain	Saudi Arabia

Stephanie R. Bess and Director	General Counsel and Head of Compliance of Investcorp Bank B.S.C.	Investcorp House 48 Grosvenor Street London W1K 3HW	United States of America

Michael L. Merritt Director	Chief Administrative Officer of Investcorp Bank B.S.C	Investcorp House P.O. Box 5340 Manama Bahrain	United States of America

Paget-Brown Trust Company Ltd. Corporate Secretary	Providing corporate management services	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

General Partner of Investcorp Technology Ventures, L.P.

Name	Principal Occupation	Business Address	Citizenship
Investcorp Technology Fund Limited Partnership	Passive holding company	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

General Partner of Investcorp Technology Fund Limited Partnership

Name	Principal Occupation	Business Address	Citizenship
ITV Limited	Passive holding company	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

Exhibit Index

Exhibit Number	Exhibit

10.1	Share Repurchase Agreement, dated April 9, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wireless Telecom Group, Inc. on April 11, 2014).